www.richmont-mines.com

RICHMONT

RICHMONT MINES INC.

REPORT TO SHAREHOLDERS

1

First Quarter
ended March 31, 2007

For information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec
Canada H3B 2C6

Tel.: (514) 397-1410
Fax: (514) 397-8620

info@richmont-mines.com

Listings: Toronto, AMEX

Ticker symbol: RIC

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in Canadian dollars, unless otherwise stated)

GENERAL

In this report, the management of Richmont Mines Inc. ("Richmont Mines" or "the Company"), wishes to present the Company’s highlights from the first quarter 2007. The financial information presented herein is established in accordance with Canadian generally accepted accounting principles (GAAP), which are the same as those used in the presentation of the financial statements for the period ended March 31, 2007. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006, the unaudited quarterly financial statements for the period ended March 31, 2007 and the accompanying notes. The data on production is given in metric units, the most widely used method in Canada. More information on Richmont Mines may be obtained on SEDAR (www.sedar.com) and on the Company’s Web site (www.richmont-mines.com). The following text contains forward-looking information. Please see "Forward-looking statements" on page 11.

Richmont Mines is principally engaged in activities related to the exploration, development and operation of gold mining properties in Northeast Canada. Its strengths are its ability to develop advanced exploration projects and to operate and recover gold from underground narrow veins mines. In Québec, the Company is currently conducting exploration and mining at the Beaufor Mine and is concluding its operations at the East Amphi Mine, which reserves are expected to be depleted by the end of the second quarter of 2007. The Company is also concluding the reserve calculation of the Island Gold property, located in Ontario, in order to make a decision about putting the property into commercial production by the end of the second quarter of 2007.

In 2007, the Company will pursue several exploration projects on its properties and will focus on advancing the Island Gold project into commercial production. The Company anticipates completing, among others, a 20,000 meter drill program at the Beaufor Mine and a $1.0 million exploration project at the Valentine Lake property, located in Newfoundland and Labrador. It will evaluate acquisition and partnership opportunities in order to expand the value of its portfolio of mineral properties, build its reserve base and accelerate its rate of production. Additionally, the Company will continue to assess and its non-core assets in order to maximize future shareholder value.

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2007

  Sales of 12,403 ounces of gold produced at an average cash cost of US$493 per ounce and sold at an average price of US$659 per ounce;
  Net earnings of $326,003, or $0.01 per share;
  Island Gold project: Sales of 7,902 ounces of gold from development material, new measured and indicated resources of 477,461 ounces of gold, and inferred resources of 195,550 ounces;
  Cash flow from operations in the amount of $4,002,727;
  13% grade improvement at the Beaufor Mine compared to the first quarter of 2006.
02
MAY 10, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA[1]
FIRST QUARTER	2007	2006

		(Amended)

PER OUNCE OF GOLD
Average market price (US$)	650	554
Average selling price (US$)	659	570
Exchange rate (US$/CAN$)	1.1700	1.1341
Ounces of gold sold	12,403	12,108
Average cash cost (US$/ounce)[2]	493	573

IN THOUSANDS OF CAN$
Revenues	10,331	8,085
Net earnings	326	680
Net earnings per share (CAN$)	0.01	0.03
Cash flow from operations	4,003	950
Investment in property, plant and equipment	1,439	4,753

Weighted average number of shares outstanding (thousands)	24,242	20,995
Number of stock options outstanding (thousands)	1,978	2,186

	March 31,	December 31,
	2007	2006

Cash, cash equivalents and short-term investments	18,984	16,882
Total assets	78,687	78,498
Shareholders’ equity	55,347	54,690

KEY PER SHARE DATA
Stock price at March 31 (at closing)
US$ (AMEX)	2.57	3.76
CAN$ (TSX)	3.01	4.40

CONSOLIDATED STATEMENTS OF EARNINGS

The Company achieved net earnings of $326,003 for the quarter ended March 31, 2007, compared with net earnings of $680,447 for the same period in 2006. Mining operations before depreciation, depletion and taxes yielded net earnings of $2,408,965 during the first quarter of 2007, compared with a loss of $53,194 during the same period in 2006, as a result of a 16% increase in the sale price per ounce of gold and a 14% drop in the average cash cost per ounce relative to 2006. This significant rise in earnings was reduced by the impact of a higher charge of $952,655 for depreciation and depletion at the Beaufor and East Amphi mines as a result of the decline in the two properties’ mineral reserves, which were determined at the end of 2006. In addition, a charge of $185,937 for mining and income taxes was recorded for the first quarter of 2007, whereas in the first quarter of 2006, a net amount of $2,367,983 in mining and income taxes was recovered following a federal tax refund and the reduction of the valuation allowance for future tax liabilities that was reported following the issue of flow-through shares in 2005.

___________________________
1 Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company's properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

2 The cash cost includes operating costs and royalties.
03
MAY 10, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Total revenues rose by $2,246,832 during the first quarter of 2007 relative to the same quarter in 2006, due to an increase in gold sales at a higher average price per ounce, to a gain of $337,992 realized on the sale of shares held in public companies and to the rise in interest revenues on cash and cash equivalents and on the advance made to Patricia Mining Corp., a minority partner.

Total expenses stood at $9,936,996 for the first quarter ended March 31, 2007, compared with $9,934,071 for the corresponding quarter in 2006. The $718,473 reduction in operating expenses, including royalties, relative to 2006 that was achieved during the first quarter of 2007 can be explained by the 21% drop in the average cost of production per tonne processed, which fell from a total of $100 per tonne for the first quarter of 2006 to $79 per tonne for the same quarter in 2007. This reduction is attributable to a larger proportion of tonnes processed in 2007 relative to 2006 that came from the East Amphi Mine, where the cost per tonne processed is lower than that of the Beaufor Mine, and to the lower development costs owing to the depletion of the reserves at the East Amphi Mine, which is expected to be closed by the end of the second quarter of 2007. This favourable change, however, was reduced by a $952,655 increase in the depreciation and depletion expense in 2007 relative to the first quarter of 2006, reflecting a higher depreciation and depletion rate per ounce calculated on proven and probable reserves at the end of 2006.

The change in administrative expenses for the first quarter of 2007 relative to 2006 is directly related to the change in stock-based compensation, which fell from $229,759 in 2006 to $123,382 in 2007. Of the 150,000 options granted during the first quarter of 2007, 60,000 options represent renewals of options to administrators and employees, and the balance of 90,000 options represents the granting of options to new employees or employees who have been promoted. The weighted-average fair value calculated according to the Black & Scholes model of evaluation at the date on which each option was granted was $0.96, compared with $1.87 for the first quarter of 2006.

SUMMARY OF OPERATIONS

Island Gold advanced exploration project3

FIRST QUARTER	2007	2006

Exploration expenses ($)	114,321	26,094

Investment in exploration and development ($)

Property, plant and equipment	174,891	40,285
Mill	76,776	-
Capitalized exploration and development costs	1,163,437	4,273,011

	1,415,104[4]	4,313,296

Development metres	1,155	680

Metres of exploration drilling
Underground	3,475	5,180
Surface	-	1,683

___________________________
3 In the consolidated financial statements, Richmont Mines consolidated 100% of the Island Gold project, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

4 Net of $5,915,207 in revenues from gold sales from development.

04
MAY 10, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

For the first quarter of 2007, an investment of $1,415,104 net of gold sales was made to continue the advanced exploration and development work at the Island Gold property, whereas an investment of $4,313,296 was made in the same quarter of 2006. During the first quarter of 2007, some 3,475 metres of drilling was completed under a new exploration program being conducted in 2007 on the property in zones that have demonstrated strong potential, in order to confirm the mineralization models and increase mineral resources. Furthermore, underground development was continued, with an additional 1,155 metres completed. On April 30, 2007, the Company received from the Ministry of Northern Development and Mines of Ontario a notice of acceptance of the closure plan that will allow for mining production at the Island Gold project. The processing of mineralized material continues, and the Company anticipates a decision about placing the Island Gold property into commercial production, predicated upon an upcoming calculation of reserves, during the second quarter of 2007.

On the basis of drilling performed as at January 31, 2007, the independent company Genivar has assessed the project’s mineral resources, which total 1,426,509 tonnes at an average grade of 10.41 g/t, or 477,461 ounces of gold from measured and indicated resources, and 610,728 tonnes at 9.96 g/t, for a total of 195,550 ounces of inferred resources. This calculation of resources has been completed for the Island, Lochalsh and Goudreau zones. The calculation of the reserves is expected soon, and a technical report prepared in compliance with the requirements of National Instrument 43-101 will be filed with SEDAR during the second quarter.

During the first quarter of 2007, 34,923 tonnes of mineralized material were processed at the Island Gold mill, and a total of 7,902 ounces of gold were sold during this period at an average price of US$640 per ounce. Proceeds from these sales, totalling $5,915,207, were deducted from the development costs of this property, according to the prevailing accounting standards.

Beaufor Mine
FIRST QUARTER	2007	2006

Sale of precious metals ($)	4,843,211	5,433,900
Tonnes	29,700	45,383
Grade (g/t)	6.50	5.73
Ounces sold	6,211	8,362
Cash cost per ounce (US$)	539	599

Investment in deferred development ($)	-	404,723
Exploration costs ($)	360,276	174,981

Deffered development metres	-	451

Metres of exploration drilling
Definition	552	7,703
Underground	5,542	2,789

In the first quarter of 2007, a total of 29,700 tonnes at an average recovered grade of 6.50 g/t was processed, and 6,211 ounces of gold were sold at an average price of US$666 per ounce. In the first quarter of 2006, a total of 45,383 tonnes at an average recovered grade of 5.73 g/t was processed, and 8,362 ounces of gold were sold at an average price of US$573 per ounce. The improvement in the average grade is primarily responsible for the reduction in the cash cost of production per ounce, which fell from US$599 during the first quarter of 2006 to US$539 for the same quarter of 2007.

05
MAY 10, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Nonetheless, an analysis of production data indicates significant improvement at the Beaufor Mine following the adjustments made to operations during the fourth quarter of 2006. The sectors mined since the beginning of 2007 are the best-known sectors, located near the Beaufor fault, and the results obtained are encouraging.

Exploration work continues, and the Company is attempting to locate structures to the south and north of the mine so as to discover new faults that may contain gold-bearing zones. In addition, drilling was also performed in order to define the extensions of the two primary zones of the deposit. Of the 20,000 metres of drilling planned for under the exploration program, 5,542 were completed during the first quarter of 2007. An amount of $1,500,000 has been allocated to this program, and an amount of $360,276 was spent on drilling work during the first quarter of 2007.

East Amphi Mine
FIRST QUARTER	2007	2006

Sale of precious metals ($)	4,723,661	2,389,286
Tonnes	61,284	33,063
Grade (g/t)	3.14	3.52
Ounces sold	6,192	3,746
Cash cost per ounce (US$)	447	515

Investment in deferred development ($)	-	13,475
Exploration costs ($)	16,609	38,636

In the first quarter of 2007, a total of 61,284 tonnes at an average recovered grade of 3.14 g/t was processed, yielding 6,192 ounces of gold, which were sold at an average price of US$652 per ounce. In February and March of 2006, a total of 33,063 tonnes at an average recovered grade of 3.52 g/t was processed, yielding 3,746 ounces of gold, which were sold at an average price of US$562 per ounce. Cash cost of production stood at US$447 per ounce in 2007, compared with US$515 per ounce in 2006. This change in the cost of production is explained by a reduction in the development costs and stope preparation expenses resulting from the depletion of the reserves at the East Amphi Mine, which is expected to be closed during the second quarter of 2007.

Currently the Company is evaluating different options in order to maximize the value of the East Amphi property, which is strategically located to the south of the Cadillac-Larder Lake fault in the Malartic mining camp.

Other properties
FIRST QUARTER	2007	2006
	$	$

Exploration costs
Francoeur/Wasamac properties	21,598	56,515
Valentine Lake property	13,689	22,672
Camflo Northwest property	75,977	2,710
Other properties	23,799	755
Project evaluation	139,838	145,437

06
MAY 10, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

During the first quarter of 2007, Richmont Mines completed several drilling campaigns that had been launched in 2006 and also invested in the preparation of the drilling programs planned for 2007. A 600-metre drilling program at a cost of approximately $50,000 is in preparation at the Francoeur property.

During the first quarter of 2007, the Company launched a significant exploration program at the Valentine Lake property located in Newfoundland in order to define new resources and to acquire a 70% interest in the property through a final commitment of approximately $1,000,000 in exploration work to be made before October 31, 2007.

In order to acquire an additional interest of 30%, for a total interest of 80% in the Camflo Northwest property, the Company must incur an additional $125,000 in exploration expenses by June 29, 2007. As at March 31, 2007, an amount of $75,977 was allocated to the drilling program in progress.

To achieve its objective of enlarging its portfolio of mining properties, Richmont Mines allocated $139,838 for the search and evaluation of new projects during the first three months of 2007. A similar amount was incurred during the same period in 2006.

QUARTERLY REVIEW
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2007	2006	2006	2006	2006	2005	2005	2005
				(Amended)
PRINCIPAL FINANCIAL DATA
(in thousands of CAN$)
Revenues	10,331	10,408	8,127	9,505	8,085	4,100	3,052	7,128

Net earnings (loss)	326	2,477	(438)	474	680	(25,020)[1]	(1,390)	(1,170)

Cash flow from (used in) operations	4,003	430	115	934	950	(1,439)	(429)	(1,489)

Investments in property, plant and equipment	1,439	5,647	8,098	7,184	4,753	5,681	10,692	6,933

KEY PER-SHARE DATA

Net earnings (loss), basic and diluted (CAN$)	0.01	0.11	(0.02)	0.02	0.03	(1.40)	(0.08)	(0.07)

OUNCES OF GOLD SOLD	12,403	9,102	10,653	13,003	12,108	6,362	4,931	13,223

KEY PER-OUNCE OF
GOLD DATA (US$)

Selling price	659	613	608	613	570	475	438	438

Average cash cost	493	547	502	527	573	499	440	334
Depreciation and depletion	91	85	51	47	42	31	28	20

Total cost	584	632	553	574	615	530	468	354
[1] Includes write-down of mining assets of $26,040,953
07
MAY 10, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Summary of results for the last eight quarters

The quarterly changes in earnings seen over the last eight quarters are directly related to gold sales, which follow changes in production. The quarterly changes that have an impact on net earnings or net loss are also determined by this factor, by operating expenses (which vary according to the prices of raw materials, the price of energy, rises in wages and the recovered grade of the ore being processed) and by mining and income tax expenses or recovered. From the second to the fourth quarter of 2005, the production of Richmont Mines came exclusively from the Beaufor Mine. Starting in the first quarter of 2006, an additional contribution from the East Amphi Mine supplemented the production of the Beaufor Mine. Moreover, the notable appreciation of the average price of gold during these periods had the effect of increasing precious-metal revenues, even though the numbers of ounces of gold sold were similar to those of the comparable quarters.

LIQUIDITIES AND CAPITAL RESOURCES

As at March 31, 2007, the Company had working capital of $22,332,992, compared with $21,170,805 as at December 31, 2006. This increase is attributable to the rise in cash and cash equivalents that resulted from the funds generated by operating activities, which totalled $4,002,727 for the quarter ended March 31, 2007, reduced by cash flows used in investments of $1,897,144 made during the same period. Cash and cash equivalents totalled $18,458,111 as at March 31, 2007, compared with $16,125,624 as at December 31, 2006.

Patricia Mining Corp., a 45% partner in the Island Gold project, contributed its share of the investments made on this property for an amount of $135,000 during the first quarter of 2007. An amount of $123,750 is still due as of March 31, 2007.

During the first quarter of 2007, the Company issued 100,000 common shares following the exercise of options, for cash proceed of $178,000.

Under the share buyback program in effect since November 3, 2006, which is motivated by the possibility that common shares may be undervalued by the market, given the financial situation of Richmont Mines and its future outlook, and by the fact that their repurchase by the Company represents an appropriate use of the Company’s funds, Richmont Mines bought back 31,100 common shares during the first quarter of 2007, for a total amount of $86,096. These shares were withdrawn immediately upon repurchase.

In May 2006, the Company obtained financing via short-form prospectus. As at March 31, 2007, the net proceeds of the financing, in an amount of $13,776,732, had been completely invested in the Company’s various properties. In the prospectus, it was anticipated that an amount of $1,500,000 would be invested on the Fourax, East Amphi, Francoeur and Wasamac properties, located in Québec, and in the Cripple Creek property, located in Ontario. As at March 31, 2007, an amount of $388,230 had been spent on exploration expenses on these properties. The variance of $1,111,770 was allocated to the Island Gold property, since Richmont has decided to focus on this advanced exploration property while limiting its investments in less advanced projects.

After three years of investments in the development of its projects, Richmont Mines does not anticipate investing large amounts in 2007 on its operating properties or on its advanced development properties. If necessary, any required investments will be funded from cash and cash equivalents on hand and from the liquidities generated by operating activities.

08
MAY 10, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

COMMITMENTS AND CONTINGENCY

The Company is subject to royalty payments on the production of the Beaufor Mine and of certain other properties, if they should enter commercial production.

Since the conclusion of an agreement with the Quebec Ministry of Natural Resources in July 2001, an amount of $900,000 must be repaid on July 31, 2007 if the Beaufor Mine is in production during the twelve months preceding the date of repayment and if the average daily price of an ounce of gold on the "AM FIX" of the London Stock Exchange is greater than or equal to US$325 during this same period. It is currently impossible to predict the amount that could become repayable; consequently, no provision for this purpose has been recorded in the financial statements.

RELATED PARTIES

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

During the first quarters of 2006 and 2007, the Company was not involved in any off-balance-sheet transactions.

NEW ACCOUNTING STANDARDS

As at January 1, 2007, the Company adopted the provisions of Sections 1530 and 3855 published by the Canadian Institute of Chartered Accountants (CICA), entitled "Comprehensive Income" and "Financial Instruments – Recognition and Measurement." Comprehensive income (Section 1530) represents the change in the Company’s net assets coming from transactions from sources other than the Company’s shareholders and includes elements that ordinarily would not be included in the calculation of net earnings, such as unrealized gains or losses on investments available for sale. Financial instruments – recognition and measurement (Section 3855) requires that all financial assets, except those that are classified as being held to maturity as well as derivative financial instruments, be measured at their fair value. Financial liabilities must be measured at their fair value when they are classified as held for trading; otherwise, they are measured at cost. The adoption of Sections 1530 and 3855 has the effect of adjusting the balance of cumulative comprehensive income as at January 1, 2007, by an amount of $323,436, which represents, the cumulative unrealized gain on short-term investments available for sale as of that date. During the quarter ended March 31, 2007, a gain of $190,150 was realized on the sale of short-term investments held on January 1, 2007, and an unrealized loss of $18,100 was recorded on investments available for sale as at March 31, 2007.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and assumptions that significantly affects revenues and expenses as well as assets and liabilities. Elements such as mineral reserves, property, plant and equipments, asset retirement obligations, stock-based compensation and future mining and income taxes are those estimates that management considers the most important and whose actual amounts could differ considerably and affect operating results. A detailed discussion of these accounting estimates is presented in the annual Management’s Discussion and Analysis, dated March 30, 2007, and available on SEDAR (www.sedar.com).

09
MAY 10, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at March 31, 2007 and 2006, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the quarters ended March 31, 2007, and March 31, 2006, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

GENERAL INFORMATION

Internal controls over financial reporting

Management is responsible and has designed, or has had designed under his supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. There was no major change in the Company’s internal controls over financial reporting during the quarter ended March 31, 2007.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is presented in the annual Management’s Discussion and Analysis, dated March 30, 2007, and available on SEDAR (www.sedar.com).

National Instrument 43-101

The calculation of reserves and resources of Richmont Mines properties was performed by qualified persons as defined by National Instrument 43-101 and supervised by Mr. Jules Riopel, M.Sc., P. Geo., MBA, an employee of Richmont Mines Inc., a qualified person under the terms of this standard. The resource calculation of the Island Gold property, filed on April 12, 2007, was performed by qualified persons as defined by National Instrument 43-101 and was supervised by Ms. Nicole Rioux, Geo., of Genivar, a qualified person under the terms of this standard. The reserves calculation of the Beaufor Mine, as at December 31, 2006, was performed by qualified persons as defined by National Instrument 43-101 and was supervised by Mr. François Chabot, Geo., of Golder and Associates, a qualified person under the terms of this standard. A National Instrument 43-101 compliant technical report on the East Amphi Mine was prepared by Jules Riopel as of December 31, 2005. In May 2006, Yves Rougerie, Geo., an independent consultant, filed a certificate which confirmed that the technical report was compliant with the National Instrument 43-101.

10
MAY 10, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Cautionary note to US investors concerning resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this Management’s Discussion and Analysis, we use the terms "measured," "indicated" and "inferred" resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves." Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian securities regulations

This Quarterly Report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act") and as promulgated by the SEC.

US investors are strongly urged to refer to the Form 20-F, File No. 0-28816, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the sections entitled "Risks and uncertainties" as referred to the annual "Management’s Discussion and Analysis" dated March 30, 2007. You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include variations in the prevailing price of gold, the Canadian–United States exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

11
MAY 10, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at May 10, 2007. The Company regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

12
MAY 10, 2007	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS

First Quarter
ended March 31, 2007

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
	(in Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2007	2006
	$	$
		(Amended)

REVENUES
Precious metals	9,566,872	7,823,186
Gain on disposal of assets	431,603	113,426
Other	333,023	148,054

	10,331,498	8,084,666

EXPENSES
Operating costs	7,064,735	7,824,117
Royalties	93,172	52,263
Administration	802,602	873,113
Exploration and project evaluation (note 2)	300,983	455,531
Accretion expense - asset retirement obligations	44,592	50,790
Depreciation and depletion	1,630,912	678,257

	9,936,996	9,934,071

EARNINGS (LOSS) BEFORE OTHER ITEMS	394,502	(1,849,405)

MINING AND INCOME TAXES	185,937	(2,367,983)

	208,565	518,578

MINORITY INTEREST	(117,438)	(161,869)

NET EARNINGS	326,003	680,447

NET EARNINGS PER SHARE
Basic and diluted	0.01	0.03

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	24,242,457	20,994,553

Comprehensive income
Net earnings	326,003	-

Other comprehensive income net of income taxes:
Unrealized loss on available-for-sale investments	(18,100)	-
Adjustments for realized gains on available-for-sale investments
due to disposals during the period	(190,150)	-

	(208,250)	-

Comprehensive income	117,753	-

See accompanying notes to consolidated financial statements.

14
MAY 10, 2007	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
	(in Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2007	2006
	$	$
		(Amended)
DEFICIT

Balance, beginning of period	(11,241,080)	(14,409,767)

Net earnings	326,003	680,447

Redemption of shares	(7,102)	-

Balance, end of period	(10,922,179)	(13,729,320)

ACCUMULATED OTHER COMPREHENSIVE INCOME

Adjustment for the cumulative unrealized gain on available-for-sale
investments as at January 1st, 2007 (note 1 c)	323,436	-

Other comprehensive income for the period	(208,250)	-

Balance, end of period	115,186	-

See accompanying notes to consolidated financial statements.

15
MAY 10, 2007	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
	(in Canadian dollars)
	March 31,	December 31,
	2007	2006
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	18,458,111	16,125,624
Short-term investments (note 3)	526,050	756,564
Accounts receivable (note 4)	2,440,021	2,598,791
Mining and income taxes receivable	2,235,392	2,192,543
Inventories (note 5)	4,147,239	5,393,024

	27,806,813	27,066,546

ADVANCE TO A MINORITY PARTNER (note 4)	3,000,000	3,375,000

PROPERTY, PLANT AND EQUIPMENT (note 6)	47,809,251	48,001,460

FUTURE MINING AND INCOME TAXES	71,097	55,114

	78,687,161	78,498,120

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,473,821	5,853,099
Mining and income taxes payable	-	42,642

	5,473,821	5,895,741

ASSET RETIREMENT OBLIGATIONS	3,377,304	3,332,712

MINORITY INTERESTS	12,886,094	12,744,782

FUTURE MINING AND INCOME TAXES	1,603,199	1,834,617

	23,340,418	23,807,852

SHAREHOLDERS’ EQUITY

Capital stock (note 7)	61,511,836	61,340,630
Contributed surplus (note 8)	4,641,900	4,590,718
Deficit	(10,922,179)	(11,241,080)
Accumulated other comprehensive income	115,186	-

	55,346,743	54,690,268

	78,687,161	78,498,120

Commitments (note 10)
Contingency (note 11)

See accompanying notes to consolidated financial statements.

16
MAY 10, 2007	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2007	2006
	$	$
		(Amended)

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	326,003	680,447
Adjustments for:
Depreciation and depletion	1,630,912	678,257
Stock-based compensation	123,382	229,759
Accretion expense - asset retirement obligations	44,592	50,790
Loss (gain) on disposal of mining assets	(70,131)	45,228
Minority interests	(117,438)	(161,869)
Future mining and income taxes	(247,401)	(2,318,907)

	1,689,919	(796,295)

Net change in non-cash working capital items (note 9)	2,312,808	1,746,362

	4,002,727	950,067

CASH FLOW USED IN INVESTING ACTIVITIES
Development project - Island Gold	(1,976,176)	(3,927,638)
Other property, plant and equipment	(77,968)	(77,862)
Disposal of mining assets	157,000	11,000
Property, plant and equipment - East Amphi Mine	-	(835,720)
Property, plant and equipment - Beaufor Mine	-	(404,723)
Decrease in an advance to a minority partner	-	1,300,000
Redemption of shares held by minority interests	-	(12,600)

	(1,897,144)	(3,947,543)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	178,000	-
Redemption of common shares	(86,096)	-
Contribution from a minority partner	135,000	-
Common share issue costs	-	(3,651)

	226,904	(3,651)

Net increase (decrease) in cash and cash equivalents	2,332,487	(3,001,127)

Cash and cash equivalents, beginning of period	16,125,624	14,678,478

Cash and cash equivalents, end of period	18,458,111	11,677,351

See accompanying notes to consolidated financial statements.

17
MAY 10, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2007 and 2006 (in Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by management. The external auditors have not examined these consolidated financial statements for the three-month period ended on March 31, 2007.

1.     Significant accounting policies

These consolidated financial statements reflect the accounts of the Company, its subsidiaries and its 55% interest in the Island Gold development project, held through an unincorporated joint venture. The Company’s interest in the Island Gold project is consolidated using the principles of AcG-15.

The accounting policies used and the application of these policies for the preparation of these interim consolidated financial statements are identical to those used in the preparation of the financial statements for the year ended December 31, 2006 except that the Company has adopted the following CICA guidelines effective January 1, 2007. These unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

a)     Section 3855

Financial Instruments – Recognition and Measurement (section 3855) requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

b)     Section 1530

Comprehensive income (section 1530) is the change in the Company’s net assets that results from transactions from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

c)     Adjustment of the beginning balance

The adoption of sections 1530 and 3855 as of January 1st, 2007 has the impact of adjusting the beginning balance of the accumulated other comprehensive income by an amount of $323,436 to reflect the cumulative unrealized gains on available-for-sale investments at that date.

2.     Exploration and project evaluation

	Three months ended
	March 31,	March 31,
	2007	2006
	$	$

Beaufor Mine	360,276	174,981
Island Gold property	114,321	26,094
Valentine Lake property	13,689	22,672
Francoeur/Wasamac property	21,598	56,515
Camflo Northwest property	75,977	2,710
Other properties	40,408	39,391
Project evaluation	139,838	145,437

	766,107	467,800

Exploration tax credits	(465,124)	(12,269)

	300,983	455,531

18
MAY 10, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2007 and 2006 (in Canadian dollars)
(Unaudited)

3.     Short-term investments

March 31, 2007
	Cost	Unrealized	Fair market
		gains	value
	$	$	$

Shares of publicly-traded companies	410,864	115,186	526,050

As at December 31, 2006, the short-term investments were carried at the lower of cost and market value (the market value was $1,080,000).

4.     Advance to a minority partner

The total advance to Patricia Mining Corp., the minority partner in the Island Gold project is $4,500,000 as at March 31, 2007, which includes an amount of $1,500,000 ($1,125,000 as at December 31, 2006) presented in accounts receivable as it is reimbursable within the next twelve months. The total advance bears interests at prime rate plus 3% and is to be received in 36 equal and consecutive monthly instalments starting no later than April 1, 2007. This advance is secured by the 45% interest which the borrower has in the mining project jointly owned with the Company.

5.     Inventories

	March 31,	December 31,
	2007	2006
	$	$
		(Audited)

Precious metals	1,126,478	1,462,274
Ore	1,665,071	2,592,939
Supplies	1,355,690	1,337,811

	4,147,239	5,393,024

6.     Property, plant and equipment

	March 31, 2007			December 31, 2006
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
					(Audited)

Mining properties	6,768,509	6,065,153	703,356	6,791,989	6,037,257	754,732
Development costs	10,164,195	5,816,547	4,347,648	10,164,195	5,169,314	4,994,881
Buildings	2,750,901	1,753,753	997,148	2,718,401	1,504,385	1,214,016
Equipment	7,838,411	4,228,782	3,609,629	7,860,444	3,602,965	4,257,479
Asset retirement costs	2,227,028	1,419,068	807,960	2,227,028	1,375,082	851,946

	29,749,044	19,283,303	10,465,741	29,762,057	17,689,003	12,073,054

Projects under
development	37,343,510	-	37,343,510	35,928,406	-	35,928,406

Total	67,092,554	19,283,303	47,809,251	65,690,463	17,689,003	48,001,460

19
MAY 10, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2007 and 2006 (in Canadian dollars)
(Unaudited)

7.     Capital stock

Authorized: Unlimited number of common shares with no par value

	March 31, 2007
	Number	Amount
	of shares	$

ISSUED AND PAID: COMMON SHARES

Balance, beginning of period	24,180,353	61,340,630
Issue of shares for cash
Exercise of stock options a)	100,000	250,200
Redemption of shares b)	(31,100)	(78,994)

Balance, end of period	24,249,253	61,511,836

a)     Issue of shares

During the first quarter of 2007, the Company issued 100,000 common shares following the exercise of stock options and received in return cash proceeds in the amount of $178,000. Contributed surplus was reduced by $72,200 which represents the recognized fair value of the exercised stock options.

b)     Redemption of shares

In November 2006, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between November 3, 2006 and November 2, 2007, up to 1,200,000 common shares, representing approximately 5% of the 24,237,853 common shares of the Company issued and outstanding on October 31, 2006.

During the first quarter of 2007, the Company redeemed 31,100 common shares for $86,096 in cash. This transaction increased deficit by $7,102.

c)     Stock Option Purchase Plan

A summary of the status as of March 31, 2007, of the Company’s Stock Option Purchase Plan, and changes during the period then ended is presented below:

	March 31, 2007
	Number of	Weighted average
	options	exercise price
		$

Options outstanding, beginning of period	2,117,700	4.50
Granted	150,000	2.74
Exercised	(100,000)	1.78
Cancelled or expired	(189,700)	4.04

Options outstanding, end of period	1,978,000	4.55

Exercisable options, end of period	1,156,000	4.98

20
MAY 10, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2007 and 2006 (in Canadian dollars)
(Unaudited)

7.     Capital stock (continued)

c)     Stock Option Purchase Plan (continued)

The following table summarizes information about the Stock Option Purchase Plan at March 31, 2007:

	Options outstanding at			Exercisable options at
	March 31, 2007			March 31, 2007
Exercise	Number	Weighted average	Weighted average	Number	Weighted average
price	of options	remaining contractual	exercise price	of options	exercise price
		life (years)	$		$

$2.74 to $2.95	410,000	4.7	2.81	82,000	2.81
$3.81 to $4.39	428,000	3.4	4.16	178 000	4.18
$4.72 to $5.16	455,000	1.4	4.82	388 000	4.79
$5.30 to $6,60	685,000	2.8	5.65	508 000	5.75
	1,978,000	3.0	4.55	1 156 000	4.98

During the three-month period ended March 31, 2007, the Company granted 150,000 stock options (160,000 for the three months of 2006) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black & Scholes option pricing model is $0.96 ($1.87 in 2006). The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	March 31,	March 31,
	2007	2006

Risk-free interest rate	3.9%	3.8%
Expected life	4 years	4 years
Expected volatility	38%	50%
Expected dividend yield	0.0%	0.0%

For the first quarter of 2007, the stock-based compensation costs charged to earnings amounts to $123,382 ($229,759 in 2006). The contributed surplus was increased by the same amounts.

8.     Contributed surplus

	March 31,	December 31,
	2007	2006
	$	$
		(Audited)

Balance, beginning of period	4,590,718	4,272,898

Stock-based compensation	123,382	393,267
Options exercised	(72,200)	(75,447)

Balance, end of period	4,641,900	4,590,718

21
MAY 10, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2007 and 2006 (in Canadian dollars)
(Unaudited)

9.     Consolidated statements of cash flow

	Three months ended
	March 31,	March 31,
	2007	2006
	$	$
		(Amended)

Change in non-cash working capital items
Short-term investments	345,700	152,515
Accounts receivable	657,520	21,413
Mining and income taxes receivable	(42,849)	(61,345)
Inventories	1,245,785	636,394
Accounts payable and accrued charges	64,010	997,385
Mining and income taxes payable	42,642	-

	2,312,808	1,746,362

Supplemental information
Cash paid during the year:
Mining and income taxes	85,290	-
Items not affecting cash and cash equivalents:
Advance to a minority partner presented as an increase to minority interest	-	1,710,000

Change in accounts payable and accrued charges related to
development projects and other fixed assets
Island Gold	(561,072)	385,658
East Amphi	-	(822,245)
Other	32,500	-

10.   Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on other properties, if such other properties are brought into commercial production.

11.   Contingency

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, an amount of $900,000 is reimbursable on July 31, 2007, if the Beaufor mine is in operation during the twelve-month period preceeding the date of the repayment and if the annual average daily price per ounce of gold on "AM FIX" at the London exchange is equal to or greater than US$325. It is currently not possible to determine the amount that may become payable and accordingly, no amount has been recorded in these financial statements.

12.   Comparative figures

Certain comparative figures provided for the period ended March 31, 2006 have been reclassified to conform with the presentation adopted for the period ended March 31, 2007.

13.   Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

22
MAY 10, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2007 and 2006 (in Canadian dollars)
(Unaudited)

13.   Segmented information (continued)

	Three-months ended March 31, 2007
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	9,687,390	19,159	624,949	10,331,498

Mine operating costs and others	7,244,932	9,804	750,365	8,005,101
Exploration and project evaluation	341,625	114,640	(155,282)[1]	300,983
Depreciation and depletion	1,594,372	-	36,540	1,630,912

Earnings (loss) before other items	506,461	(105,285)	(6,674)	394,502

Acquisition (sale) of property, plant and equipment	(16,053)	1,415,104	39,652	1,438,703

Current assets	5,775,193	704,801	21,326,819	27,806,813
Advance to a minority partner	-	-	3,000,000	3,000,000
Property, plant and equipment	8,846,060	38,112,376	850,815	47,809,251
Future mining and income taxes	71,097	-	-	71,097

Total assets	14,692,350	38,817,177	25,177,634	78,687,161
[1] Includes exploration tax credits of $ 429,641$.

	Three-months ended March 31, 2006
			Exploration,
			corporate
	Quebec	Ontario	an others	Total
	$	$	$	$

Revenues	7,838,087	11,370	235,209	8,084,666

Mine operating costs and others	7,969,948	9,115	821,220	8,800,283
Exploration and project evaluation	188,746	44,051	222,734	455,531
Depreciation and depletion	655,335	-	22,922	678,257

Loss before other items	(975,942)	(41,796)	(831,667)	(1,849,405)

Acquisition (sale) of property, plant and equipment	454,013	4,313,296	(14,181)	4,753,128

December 31, 2006 (audited)
Currents assets	6,633,097	2,057,585	18,375,864	27,066,546
Advance to minority partner	-	-	3,375,000	3,375,000
Property, plant and equipment	10,559,837	36,697,272	744,351	48,001,460
Future mining and income taxes	55,114	-	-	55,114

Total assets	17,248,048	38,754,857	22,495,215	78,498,120

23
MAY 10, 2007	RICHMONT MINES INC.